

Mail Stop 7010

October 4, 2007

Via U.S. Mail

Mr. J. Ross Craft
Approach Resources Inc.
6300 Ridglea Place, Suite 1107
Fort Worth, Texas 76116

> **Re: Approach Resources Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 13, 2007**
> **File No. 333-144512**

Dear Mr. Craft:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the suggestion at page ii that you cannot "guarantee" the accuracy and completeness of information that appears in your filing. You are responsible for the accuracy and completeness of all disclosure in your filings with the Commission. Please revise accordingly.

2.   We note your responses to our previous comments 2, 3, 4, 81 and 82. We remind you that you will need to provide current and updated disclosure with each amendment. Also, we will need sufficient time to review all new exhibits and

disclosure, including any additional proposed artwork or graphics.

Prospectus summary, page 1

3.   We note your response to our previous comment 9. Please further revise to include an enhanced discussion of the risks and difficulties you face, in order to provide more balance.

Summary combined historical and combined pro forma financial data, page 8

4.   We note the revised disclosure provided in response to our prior comment number 10 from our letter dated August 8, 2007. This disclosure indicates that the combined pro forma statements of operations for the year ended December 31, 2006 and for the six months ended June 30, 2007 assume that the acquisition of the Neo Canyon interest occurred on January 1, 2006 and 2007, respectively. As indicated in our prior comment, pro forma adjustments related to the pro forma statements of operations should be computed assuming the transaction occurred at the beginning of the fiscal year presented. Adjustments should be carried forward through any subsequent interim periods.

Risk Factors, page 13

5.   Each risk factor should be tailored to your particular facts and circumstances. In that regard, revise to eliminate generic risks that apply to all public companies or to all newly-public companies. For example, the risks captioned "The requirements of complying with the Securities Exchange Act of 1934 may strain our resources" and "Failure by us to achieve and maintain effective internal control over financial reporting" apply at a minimum to all newly-public companies.

Use of Proceeds, page 33

6.   Quantify the "remainder," and provide additional detail and quantification for each item of "general corporate purposes" to which the remainder will be applied.

Executive Compensation, page 95

7.   We note your response to our previous comment 42. Please provide disclosure regarding how base salaries affect decisions regarding other elements of compensation.

Selling stockholder, page 113

8.   We note your response to our previous comment 55. Please provide a cross reference to the disclosure on page 108 indicating how the selling stockholder received its shares.

Note 1. Summary of significant accounting policies, page F-7

Oil and gas properties and operations, page F-8

9.   Your response to prior comment 65 from our letter dated August 8, 2007, indicates that you evaluated your oil and gas properties for impairment using "reserve estimates prepared in accordance with SFAS 69" and using only "total proved reserves". Provide us with a copy or reasonably detailed summary of your evaluation. Additionally, describe for us, in greater detail, the material assumptions and estimates underlying the evaluation, including those related to quantities, prices and costs. Explain why you believe an evaluation based on "reserve estimates prepared in accordance with SFAS 69" satisfies the fair value requirements of SFAS 144, pars. 22 through 24.

Unaudited combined statement of changes in stockholders' equity, page F-29

10.   We note that you recorded a lapse of restrictions on restricted stock for $87,640. We further note on page F-34 that all of the restricted shares were unvested as of June 30, 2007. Please confirm that the lapse of restrictions on restricted refers to the same restricted stock that was issued on March 14, 2007 to an executive officer. In addition, tell us how the restrictions lapsed on the restricted stock when all of the restricted shares were unvested. Revise the caption on your statement of changes in stockholders' equity to clarify what the line item represents, as necessary.

Engineering Comments

Business, page 68

Operating Data, page 76

11.   Please revise your presentation of drilling statistics here to disclose exploration and development drilling results separately. Clarify whether these figures – as well as the similar presentation on page 80 - include the Neo Canyon acquisition.

Notes to Combined Financial Statements, page F-7

Disclosures about Oil and Gas Producing Activities (Unaudited), page F-23

12.   As an explanation for proved reserve additions from "extensions and discoveries" line items, you state, "The [continued] success of our exploratory drilling program in our Ozona Northeast field resulted in our classification of reserves as proved, which accounts for the additional quantities under extensions and discoveries." The increase that you attributed to exploratory drilling in 2004-2006 does not appear to be supported by the net exploration wells you drilled in 2004, 2005 and 2006: 0, .5 and 1.6, respectively. We understand that development drilling can result in additional proved undeveloped locations. Please amend your document to reconcile these line items with your disclosed historical drilling results.

13.   We note that you attributed the 2005 positive revisions of proved reserves – about 44 BCFE – to the increase in year-end gas price from $6.93/MCFG to $9.20/MCFG. You attributed the 2006 negative revisions of proved reserves – about 14.5 BCFE – to the decrease in year-end gas price from $9.20/MCFG to $6.20/MCFG. Please explain to us the reasons that the negative revisions are only 1/3 the positive revisions, even though the magnitude of price change is about the same. Amend your document to explain fully these proved reserve revisions.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3688 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any engineering questions. Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: B. Skinner
     R. Milne
     R. Winfrey
     J. Madison

     Via facsimile:
     Joe Dannenmaier
     (214) 880-3135